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SI 18006717

SEC Mail Processing Section

MAR 01 2018

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CODA Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2624 Patriot Blvd.
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eward O'Malley (224)521-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Edward O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CODA Markets Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SILE ANN GORMAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 21, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CODA Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CODA Markets, Inc., (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CODA Markets, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CODA Markets, Inc.'s auditor since 2009.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

CODA MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 5,019,878
Receivable from broker/dealers, less allowance for doubtful accounts of $60,000	4,327,218
Other assets	276,252
TOTAL ASSETS	$ 9,623,348

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,671,826
Related party payable	3,301,987
Deferred income tax liability	134,300
Total Liabilities	$ 6,108,113
Shareholder's Equity	
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	1,921,299
Retained earnings	1,593,926
Total Shareholder's Equity	$ 3,515,235
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,623,348

The accompanying notes are an integral part of this financial statement.

CODA MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – CODA Markets, Inc. (the "Company"), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENT

The Company has an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The Company is required to maintain a $500,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms; the Company will pay a penalty of $25,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2017, the Company had net capital and a net capital requirement of $1,709,766 and $398,469, respectively. The ratio of aggregate indebtedness to net capital was 350%.

NOTE 4 - OCCUPANCY LEASE

The Company has a lease for office space in Illinois through January 2019. The landlord is an officer of the Company. Future minimum lease payments for this lease, exclusive of additional payments, will be $161,580 and $13,465 for the years ending December 31, 2018 and 2019, respectively. Expenses incurred during the year ended December 31, 2017 relating to this related party agreement was $161,580 for the occupancy lease.

In October of 2017, the Company amended their lease for office space in New York, which expires in September 2019. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $38,134 and $29,239 for the years ending December 31, 2018 and 2019, respectively. Rent expense for 2017 under this lease was $45,267.

NOTE 4 - OCCUPANCY LEASE - *Continued*

The Company also has office space in Connecticut expiring in November 2018. The rent is $2,700 per month through November 2018. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $29,700 for the year ending December 31, 2018. Rent expense for 2017 under this lease was $30,750.

NOTE 5 - RELATED PARTY TRANSACTIONS

Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain compensation and related expenses it incurs on the Company's behalf. Management fee of $4,395,500 as reflected on the statement of operations, includes compensation and other related benefits pursuant to the agreement.

The Company also incurred expenses of $1,874,000 for technology services and $93,700 for technology maintenance to Enterprises during 2017. The technology services fees are included in clearing and execution charges and the technology maintenance fees are included in other expenses, on the statement of operations. At December 31, 2017, $3,301,987 is payable to Enterprises and is included in related party payable on the statement of financial condition.

During 2017, the Company sold a receivable balance of $2,000,000 due from one of the major Broker/Dealer customers to Enterprises.

NOTE 6 - INCOME TAXES

The current income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes, certain nondeductible expenses and the recognition of taxable temporary differences, primarily differences in recognition of revenue and expenses between book and tax.

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary taxable differences arise from the Company subject to current income taxes on a cash basis and the financial statements presented on accrual basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 7 - MAJOR CUSTOMERS

There are two Broker/Dealer customers that represent 66% of total revenue and 71% of receivables from broker/dealers for the year ended December 31, 2017.

CODA MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017